


BP 12/28

SECURITI 05044497 **SSION**

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-216



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Zapolin (201) 395-2136
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**New York**	**10017-5001**
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert S. Dow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to Lord Abbett Distributor LLC ("Company"), as of September 30, 2005 and for the year then ended, are true and correct. I further affirm that neither the Company nor any member or officer has any proprietary interest in any account classified solely as that of a customer.


VICTORIA MILLER
MY COMMISSION EXPIRES
SEPT. 23 2009
HUDSON COUNTY, N.J.
NOTARY PUBLIC

Notary Public Nov. 17, 2005

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☒ (f) Notes to the Financial Statements.
- ☐ (g) Computation of Net Capital pursuant to rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Auditor's Report.
- ☒ (n) Independent Auditor's Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition
and Independent Auditors' Report
and Supplemental Report on Internal Control

September 30, 2005

FILED PURSUANT TO RULE 17a-5(e)(3) AS A **PUBLIC DOCUMENT**

Lord Abbett Distributor LLC

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Lord, Abbett & Co. LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC ("Company"), a wholly-owned subsidiary of Lord, Abbett & Co. LLC, as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

November 11, 2005

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2005	
Assets	
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund of $37,995,101)	**$ 38,788,910**
Prepaid distribution costs	**10,349,120**
Receivable for distribution and service fees and sales commissions	**10,302,898**
Due from Managing Member (Note 3)	**23,199**
Other	**617,919**
	$ 60,082,046
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 15,732,267**
Due to Managing Member (Note 3)	**4,758,157**
Total liabilities	**20,490,424**
Commitment and contingencies (Notes 1 and 4)	
Member's equity:	
Capital	**353,496,358**
Accumulated deficit	**(313,904,736)**
Total member's equity	**39,591,622**
	$ 60,082,046

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Lord Abbett Distributor LLC

Summary of Business and Significant Accounting Policies

Organization

Lord Abbett Distributor LLC ("Company") is a New York limited liability company formed on July 12, 1996 and engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Lord, Abbett & Co. LLC ("Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value and composition of assets under management by the Managing Member, which include domestic investment companies sponsored by the Managing Member ("Investment Companies"). Accordingly, fluctuations in financial markets and in the composition of assets under management impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. All transactions with the Investment Companies are deemed to be at arms length.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2006.

Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. At times, the amount on deposit at these institutions exceeds the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund are considered cash equivalents.

Summary of Business and Significant Accounting Policies

Prepaid Distribution Costs

Fees paid in advance to brokers in connection with the sale of Class A, B and C shares of the Investment Companies are capitalized and amortized over one year.

Distribution and Service Fees

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. The income from Class A and C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales Commissions

Sales commissions income is recorded upon sale of securities of the Investment Companies.

Allocated Expenses

The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting from such transactions (Note 3). Expenses directly related to distribution activities are specifically allocated to the Company and other shared costs such as employees, facilities and utilities are allocated based on relative time spent on distribution activities and other means.

Income Taxes

The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying financial statements. Any taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

1. Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2005, the Company had regulatory net capital of $18,313,228 and a regulatory net capital requirement of $1,366,028. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.12 to 1 at September 30, 2005.

2. Purchase and Sales Agreement

On August 1, 1996, the Company entered into a purchase and sales agreement with a counterparty that gives the purchaser an exclusive right and obligation to purchase future distribution fees receivable and any contingent deferred sales charges on Class B shares of the Investment Companies. Such agreement has been extended on a month-to-month basis through January 31, 2006.

3. Related Party Transactions

As of September 30, 2005, the Company had $4,758,157 due to the Managing Member resulting from expenses allocated from the Managing Member, and $23,199 receivable from the Managing Member resulting from charges paid on behalf of the Managing Member.

4. Contingencies

Lord Abbett & Co. LLC and its wholly-owned subsidiary, Lord Abbett Distributor LLC (together, the "Firm") were named as co-defendants in an action pending in the United States District Court for the District of New Jersey In Re: Lord Abbett Mutual Funds Fee Litigation, Master File No. 04-cv-559 (WJM). The action alleged, among other things, that the Firm received excessive fees from the Lord Abbett Funds and made or approved payments to other broker-dealers to induce these broker-dealers to sell the Lord Abbett Funds to their customers. On August 30, 2005, the court issued an opinion and order which dismissed the complaint in its entirety. Plaintiffs filed a second amended complaint, which is limited to excessive management fee claims under Section 36(b) of the Investment Company Act of 1940, and both plaintiffs and defendants have moved for reconsideration of certain aspects of the court's August 30, 2005 opinion and order. Proceedings have been effectively stayed pending the resolution of those motions for reconsideration. At this time, it is not possible to assess whether the Firm will incur any liability in this action and, if so, the amount of such liability.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Lord, Abbett & Co. LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental material of Lord Abbett Distributor LLC ("Company") for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental material and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



BDO Seidman, LLP
Accountants and Consultants

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.



BDO Seidman, LLP
Accountants and Consultants

The report is intended solely for the use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

November 11, 2005